     As filed with the Securities and Exchange Commission on August 14, 2002

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM T-3
                   APPLICATION FOR QUALIFICATION OF INDENTURE
                                      UNDER
                         THE TRUST INDENTURE ACT OF 1939

                             ---------------------

                         AMERICAN RETIREMENT CORPORATION
                               (Name of Applicant)

                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                    (Address of Principal Executive Offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

           TITLE OF CLASS                                   AMOUNT
           --------------                                   ------
5 3/4% Series A Senior Subordinated Notes    Up to a maximum aggregate principal
              Due 2002                              amount of $105,714,000

                             ---------------------

          Approximate date of proposed public offering: August 14, 2002

                             ---------------------

                                  W.E. SHERIFF
                             CHIEF EXECUTIVE OFFICER
                         AMERICAN RETIREMENT CORPORATION
                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                     (Name and Address of Agent for Service)

                                 With a copy to:

                              T. ANDREW SMITH, ESQ.
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238

--------------------------------------------------------------------------------

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

ITEM 1. GENERAL INFORMATION.

            (a) The Applicant, American Retirement Corporation (the "Company"), is a Tennessee corporation.

            (b) The Company is a Tennessee corporation.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

            Upon the terms set forth in an Offering Memorandum dated August 14, 2002, and the related Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange a combination of its newly issued 5 3/4% Series A Senior Subordinated Notes Due 2002 ("Series A Notes"), 10% Series B Senior Subordinated Notes Due 2009 ("Series B Notes") and warrants (the "Warrants") to purchase shares of the Company's common stock, $.01 par value per share (the "Common Stock"), at an exercise price equal to $3.50 per share and with an expiration date of September 30, 2009, for up to $126.0 million aggregate principal amount of its outstanding 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Existing Debentures"). The Company will extend the Exchange Offer to all holders of its outstanding Existing Debentures. Each holder of Existing Debentures that participates in the Exchange Offer will receive, for each $1,000 principal amount of Existing Debentures properly tendered and not withdrawn, $839 principal amount of Series A Notes, $190 principal amount of Series B Notes and 13 Warrants, each to purchase one share of Common Stock. If the Exchange Offer is completed, the Series A Notes will be governed by the indenture to be qualified under this Application for Qualification on Form T-3 (this "Application").

            No tenders of the Series A Notes will be accepted before the effective date of this Application.

            The Company has not and does not currently intend to sell, directly or indirectly, securities of the same class as the Series A Notes at or about the same time as the Exchange Offer.

            The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (" Securities Act"), to exempt the Exchange Offer from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

            The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Cohen & Steers Capital Advisors for financial advisory services in connection with the Company's debt restructuring. The Company has also engaged Bass, Berry & Sims PLC for legal services in connection with the Company's debt restructuring and U.S. Bank National Association as exchange agent and D.F. King & Co., Inc. as information agent in connection with the Exchange Offer.

            All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Existing Debentures in the Exchange Offer.

            No holder of Existing Debentures has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

                                  AFFILIATIONS

ITEM 3. AFFILIATES.

            (a) Set forth below are all subsidiaries of the Company, all of which are wholly owned, either directly or indirectly, by the Company unless otherwise indicated.

1.  ARC Air Force Village, L.P., a Tennessee limited partnership
2.  ARC Aurora, LLC, a Tennessee limited liability company
3.  ARC Bahia Oaks, Inc., a Tennessee corporation
4.  ARC Boca Raton, Inc., a Tennessee corporation
5.  ARC Boynton Beach, LLC, a Tennessee limited liability company
6.  ARC Brandywine, LLC, a Tennessee limited liability company
7.  ARC Brandywine Management, LLC, a Tennessee limited liability company
8.  ARC Brookmont Terrace, Inc., a Tennessee corporation
9.  ARC Capital Corporation, a Tennessee corporation
10. ARC Capital Corporation II, a Tennessee corporation
11. ARC Carriage Club of Jacksonville, Inc., a Tennessee corporation
12. ARC Castle Hills, L.P., a Tennessee limited partnership
13. ARC Charlotte, Inc., a Tennessee corporation
14. ARC Cleveland Heights, LLC, a Tennessee limited liability company
15. ARC Cleveland Park, LLC, a Tennessee limited liability company
16. ARC Coconut Creek, LLC, a Tennessee limited liability company
17. ARC Coconut Creek Management, Inc., a Tennessee corporation
18. ARC Corpus Christi, Inc., a Tennessee corporation
19. ARC Countryside, LLC, a Tennessee limited liability company
20. ARCPI Holdings, Inc., a Tennessee corporation
21. ARC Creative Marketing, LLC, a Tennessee limited liability company
22. ARC Cypress Station, L.P., a Tennessee limited partnership
23. ARC Deane Hill, LLC, a Tennessee limited liability company
24. ARC Delray Beach, LLC, a Tennessee limited liability company
25. ARC Fleetwood, LLC, a Tennessee limited liability company
26. ARC Flint, Inc., a Tennessee corporation
27. ARC Fort Austin Properties, Inc., a Tennessee corporation
28. ARC Freedom, Inc., a Tennessee corporation
29. ARC GP, Inc., a Tennessee corporation
30. ARC Greenwood Village, Inc., a Tennessee corporation
31. ARC Hampton Post Oak, Inc., a Tennessee corporation
32. ARC HDV, LLC, a Tennessee limited liability company
33. ARC Heritage Club, Inc., a Tennessee corporation
34. ARC Holland, Inc., a Tennessee corporation
35. ARC Holley Court, LLC, a Tennessee limited liability company
36. ARC Holley Court Management, Inc., a Tennessee corporation
37. ARC Homewood Victoria, Inc., a Tennessee corporation
38. ARC Imperial Plaza, Inc., a Tennessee corporation
39. ARC Imperial Services, Inc., a Tennessee corporation
40. ARC Lady Lake, Inc., a Tennessee corporation
41. ARC Lakeway, L.P., a Tennessee limited partnership
42. ARC Lakewood, LLC, a Tennessee limited liability company
43. ARC LifeMed, Inc., a Tennessee corporation
44. ARC Lowry, LLC, a Tennessee limited liability company
45. ARCLP-Charlotte, LLC, a Tennessee limited liability company
46. A.R.C. Management Corporation, a Tennessee corporation
47. ARC Management, LLC, a Tennessee limited liability company
48. ARC Naples, LLC, a Tennessee limited liability company

49. ARC Northwest Hills, L.P., a Tennessee limited partnership
50. ARC Oakhurst, Inc., a Tennessee corporation
51. ARC Parklane, Inc., a Tennessee corporation
52. ARC Park Regency, Inc., a Tennessee corporation
53. ARC Partners, Inc., a Florida corporation
54. ARC Partners II, Inc., a Tennessee corporation
55. ARC Pearland, L.P., a Tennessee limited partnership
56. ARC Pecan Park, L.P., a Tennessee limited partnership
57. ARC Pecan Park/Padgett, Inc., a Tennessee corporation
58. ARC Peoria, LLC, a Tennessee limited liability company
59. ARC Pinegate, L.P., a Tennessee limited partnership
60. ARC Post Oak, L.P., a Tennessee limited partnership
61. ARC Richmond Heights, LLC, a Tennessee limited liability company
62. ARC Richmond Place, Inc., a Delaware corporation
63. ARC Rossmoor, Inc., a Tennessee corporation
64. ARC Santa Catalina, Inc., a Tennessee corporation
65. ARC Santa Catalina Real Estate Holdings, LLC, a Delaware limited liability company
66. ARC SC Holdings, LLC, a Delaware limited liability company
67. ARC SCC, Inc., a Tennessee corporation
68. ARC Scottsdale, LLC, a Tennessee limited liability company
69. ARC Shadowlake, L.P., a Tennessee limited partnership
70. ARC Shavano, L.P., a Tennessee limited partnership
71. ARC Shavano Park, Inc., a Tennessee corporation
72. ARC Spring Shadow, L.P., a Tennessee limited partnership
73. ARC Sun City Center, Inc., a Tennessee corporation
74. ARC Sun City Golf Course, Inc., a Tennessee corporation
75. ARC Tarpon Springs, Inc., a Tennessee corporation
76. ARC Therapy Services, LLC, a Tennessee limited liability company
77. ARC Victoria, L.P., a Tennessee limited partnership
78. ARC Westlake Village, Inc., a Tennessee corporation
79. ARC Westover Hills, L.P., a Tennessee limited partnership
80. ARC Willowbrook, L.P., a Tennessee limited partnership
81. ARC Wilora Assisted Living, LLC, a Tennessee limited liability company
82. ARC Wilora Lake, Inc., a Tennessee corporation
83. Assisted Care of the Villages, a Florida general partnership(1)
84. CRICFW One, LLC, a Delaware limited liability company
85. FALP Acquisition Company, LLC, a Tennessee limited liability company
86. FALP Holding Company, LLC, a Tennessee limited liability company
87. FALP Newport News Company, LLC, a Tennessee limited liability company
88. FALP Newport News Holding Company, LLC, a Tennessee limited liability company
89. Flint Michigan Retirement Housing L.L.C., a Michigan limited liability company(2)
90. Fort Austin Limited Partnership, a Texas limited partnership
91. Fort Austin Real Estate Holdings, LLC, a Tennessee limited liability company
92. Freedom Group-Lake Seminole Square, Inc., a Tennessee corporation
93. Freedom Group-Naples Management Company, Inc., a Tennessee corporation
94. Freedom Village of Holland Michigan, a Michigan general partnership
95. Freedom Village of Sun City Center, Ltd., a Florida limited partnership
96. Homewood at Brookmont Terrace, LLC, a Tennessee limited liability company
97. LaBarc, L.P., a Tennessee limited partnership(3)
98. Lake Seminole Square Management Company, Inc., a Tennessee corporation


---------------
(1)   50% owned by our wholly owned subsidiary, ARC Lady Lake, Inc.

99.  LifeMed, LLC, a Delaware limited liability company(4)
100. Plaza Professional Pharmacy, Inc., a Virginia corporation
101. Trinity Towers Limited Partnership, a Tennessee limited partnership

---------------

(2)   37.5% owned by our wholly owned subsidiary, ARC Flint, Inc.

(3)   61.35% owned by our wholly owned subsidiary, ARC Sun City Center, Inc.

(4)   33% owned by our wholly owned subsidiary, ARC LifeMed, Inc.

            (b) Set forth below is a list of the affiliates of the Company, including their respective percentages of voting securities of the Company as of August 14, 2002. Shares of Common Stock subject to options held by directors and executive officers of the Company that are exercisable within 60 days of the date hereof are deemed outstanding for the purpose of computing such director's or executive officer's beneficial ownership.

                                                                              PERCENTAGE
                                  AFFILIATES                                  OWNERSHIP
                      ---------------------------------------              ----------------
                  1.  W.E. Sheriff, Chairman and Chief                         5.0%  (1) (2)
                      Executive Officer, Director
                  2.  Christopher J. Coates, President and                     2.0%
                      Chief Operating Officer, Director
                  3.  Gregory B. Richard, Director                                *
                  4.  H. Todd Kaestner, Executive Vice                         1.2%
                      President - Corporate Development
                  5.  George T. Hicks, Executive Vice                          1.3%
                      President - Finance, Chief Financial
                      Officer, Secretary and Treasurer
                  6.  Frank M. Bumstead, Director                                 *
                  7.  Clarence Edmonds, Director                               2.2%  (1) (3)
                  8.  John A. Morris, Jr., M.D., Director                      2.2%  (4)
                  9.  Daniel K. O'Connell, Director                               *
                  10. Nadine C. Smith, Director                                   *
                  11. Lawrence J. Stuesser, Director                              *
                  12. James T. Money, Executive Vice                           1.3%
                      President - Sales and Marketing
                  13. Ross C. Roadman, Senior Vice                                *
                      President - Strategic Planning and
                      Investor Relations
                  14. Terry L. Frisby, Senior Vice                                *
                      President - Human Resources,
                      Corporate Compliance and Culture
                  15. Bryan D. Richardson, Senior Vice                            *
                      President - Finance and Accounting
                  16. Each subsidiary listed in Item 3(a)                        --  (5)
                      hereof

*     Less than one percent

(1) Includes shares of Common Stock that certain persons presently have the right to acquire pursuant to the conversion provisions of the Company's Existing Debentures.

(2) Includes shares of Common Stock beneficially owned by a family partnership in which Mr. Sheriff is a general partner and shares of Common Stock beneficially owned by Mr. Sheriff's wife.

(3) Includes shares of Common Stock owned by The Jack C. Massey Foundation, of which Mr. Edmonds serves as president and as a co-trustee, shares of Common Stock beneficially owned by a trust of which Mr. Edmonds and his wife serve as co-trustees and lifetime beneficiaries, and shares of Common Stock beneficially owned by Mr. Edmonds' wife. Mr. Edmonds disclaims beneficial ownership of his wife's shares.

(4) All shares of Common Stock are beneficially owned by partnerships owned and controlled by Dr. Morris, his brother, and other members of Dr. Morris's family.

(5) None of the company's subsidiaries listed in Item 3(a) hereof own any of the Company's securities.

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

            (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Company. Except as otherwise noted below, the address for each director and officer listed below is c/o American Retirement Corporation, 111 Westwood Place, Suite 200, Brentwood, Tennessee 37027.

Name                                                             Office
-----------------------------------------                        -----------------------------------------------------
W.E. Sheriff                                                     Chairman and Chief Executive Officer, Director

Christopher J. Coates                                            President and Chief Operating Officer, Director

Frank M. Bumstead                                                Director

Clarence Edmonds                                                 Director

John A. Morris, Jr., M.D.                                        Director

Daniel K. O'Connell                                              Director

Nadine C. Smith                                                  Director

Lawrence J. Stuesser                                             Director

Gregory B. Richard                                               Executive Vice President - Community Operations

H. Todd Kaestner                                                 Executive Vice President - Corporate Development

George T. Hicks                                                  Executive Vice President - Finance, Chief Financial
                                                                 Officer, Secretary and Treasurer

James T. Money                                                   Executive Vice President - Sales and Marketing

Ross C. Roadman                                                  Senior Vice President - Strategic Planning and
                                                                 Investor Relations

Terry L. Frisby                                                  Senior Vice President - Human Resources, Corporate
                                                                 Compliance and Culture

Bryan D. Richardson                                              Senior Vice President - Finance and Accounting

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

            (a) Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company's voting securities as of August 14, 2002.


                                                                                                     PERCENTAGE OF
                                                     TITLE OF CLASS                                VOTING SECURITIES
      NAME AND COMPLETE MAILING ADDRESS                  OWNED                 AMOUNT OWNED              OWNED
-----------------------------------------------    -------------------    ---------------------    -----------------
None

                                  UNDERWRITERS

ITEM 6. UNDERWRITERS.

            (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Company which were outstanding on the date of this application.

            (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the indenture being qualified in this Application.

                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

            (a) (1) The following table sets forth certain information with respect to each authorized class of securities of the Company as of August 14, 2002.

TITLE OF CLASS                                                  AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
Common Stock, par value $0.01 per share                             200,000,000                 17,310,209
Preferred Stock, no par value                                         5,000,000                          0
Series A Junior Preferred Stock Purchase Rights                       2,000,000                          0
5 3/4% Convertible Subordinated Debentures Due 2002                $138,000,000               $132,930,000

            (b) (1) Each share of the Company's Common Stock entitles the holder thereof to one vote on each matter that such holder of Common Stock is entitled to vote upon.

            (2) If and when the Preferred Stock is issued, each holder thereof will have such voting rights as fixed and determined by the Board of Directors.

            (3) Upon a Triggering Event (as defined in the Rights Agreement, dated November 18, 1998, between the Company and the American Stock Transfer and Trust Company filed with the Securities and Exchange Commission as an exhibit to the Company's Form 8-K, dated November 24, 1998), each unit (one-hundredth (1/100) of a share) of the Company's Series A Junior Preferred Stock entitles the holder thereof to one vote on each matter submitted to a vote of the shareholders, subject to adjustment in the event of a dividend, subdivision or combination of the Company's Common Stock.

            (4) The holders of the Existing Debentures are not entitled to any voting rights; provided, however, that if any holder elects to convert its Existing Debentures to Common Stock, such holder will be entitled to all of the voting rights of the common shareholders.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

            The Series A Notes will be issued pursuant to an Indenture (the "New Indenture") to be entered into between the Company, as issuer, and U.S. Bank National Association as trustee ("Trustee"). The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

            (a) Events of Default; Withholding of Notice of Default (Sections
5.1 and 6.5)

            Pursuant to the New Indenture, an "Event of Default" means any one of the following events:

                  1. the Company defaults in the payment of the principal of or interest on any Series A Note when due and such default continues for five business days;

                  2. the Company fails to comply with any of its other covenants, agreements or conditions in the Series A Notes or the New Indenture and the Company does not cure the default within 60 days after receipt of written notice from the Trustee or the Holders of a majority in principal amount of the Series A Notes then outstanding. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." The Trustee shall give such notice to the Company only if directed to do so in writing by the Holders of a majority in principal amount of the Series A Notes then outstanding. Such notice by the Trustee shall not be deemed to be a certification by the Trustee as to whether an Event of Default has occurred;

                  3. there shall be a default under the Series B Notes or the Existing Debentures and either (i) such event of default results from the failure to pay the Series B Notes or the Existing Debentures at maturity or (ii) as a result of such event of default, the maturity of the Series B Notes or the Existing Debentures has been accelerated prior to their stated maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Company of such acceleration, or the Series B Notes or the Existing Debentures, as applicable, having been discharged;

                  4. the Company pursuant to or within the meaning of Title 11 of the U.S. Code or any similar Federal or state law for the relief of debtors ("Bankruptcy Law"):

                        (A)   commences a voluntary case or proceeding,

                        (B) consents to the entry of an order for relief against it in an involuntary case or proceeding,

                        (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

                        (D) makes a general assignment for the benefit of its creditors; or

                  5. a court of competent jurisdiction enters an order or decree under any Bankruptcy Law:

                        (A) for relief against the Company in an involuntary case or proceeding,

                        (B) appointing a Custodian of the Company or for all or substantially all of its property, or

                        (C) ordering the liquidation of the Company, and the order or decree remains unstayed and in effect for 90 days.

      If a Default or Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each holder of Series A Notes notice of the Default or Event of Default within 90 days after it becomes known to the Trustee. Except in the case of a default in payment of principal of or interest on any Series A Note, the Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interests of Holders of Series A Notes. Notwithstanding anything to the contrary expressed in the New Indenture, the Trustee shall not be deemed to have knowledge of any Event of Default under the New Indenture unless and until a trust officer shall have actual knowledge thereof, or shall have received written notice thereof from the Company at its principal Corporate Trust Office. The Trustee shall not be deemed to have actual knowledge of an Event of Default under the New Indenture, except in the case of an Event of Default arising as a result of the Company's failure to pay principal or interest on the Series A Notes or when due (provided that the Trustee is the Paying Agent), until a trust officer receives written notice thereof from the Company or any Noteholder that such a Default or an Event of Default has occurred.

            (b) Execution and Authentication (Section 2.2)

      Two officers that have been designated in the New Indenture to sign the Series A Notes shall sign the Series A Notes for the Company by manual or facsimile signature. If an officer designated in the New Indenture whose signature is on a Series A Note no longer holds that office at the time the Trustee authenticates the Series A Note, the Series A Note shall nevertheless be valid. A Series A Note shall not be valid until the Trustee manually signs the certificate of authentication on the Series A Note. Such signature shall be conclusive evidence that the Series A Note has been authenticated under the New Indenture. Notwithstanding the foregoing, if any Series A Note shall have been authenticated and delivered under the New Indenture but never issued and sold by the Company, and the Company shall deliver such Series A Note to the Trustee for cancellation, for all purposes of the New Indenture such Series A Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of the New Indenture. The Trustee shall authenticate Series A Notes for original issue in the aggregate principal amount of up to $105,714,000 from time to time after the execution of the New Indenture upon a written order or orders of the Company signed by two officers designated in the New Indenture or by an officer designated in the New Indenture and an Assistant Treasurer of the Company. The aggregate principal amount of the Series A Notes outstanding at any time may not exceed that amount. The Trustee may appoint an authenticating agent to authenticate Series A Notes. An authenticating agent may authenticate Series A Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with the Company or an Affiliate.

      Because the Series A Notes are being issued in exchange for the Existing Debentures, there will be no cash proceeds from the issuance of the Series A Notes.

            (c) Release or Release and Substitution of Property Subject to the Lien of the Indenture

None

            (d) Satisfaction and Discharge of Indenture (Sections 7.1 and 7.2)

      The provisions of the New Indenture shall no longer be in effect in respect of the Series A Notes, and the Company shall be deemed to have paid and discharged the entire indebtedness on the Series A Notes after the date of the deposit referred to in paragraph (1) below; provided that the following conditions shall have been satisfied:

                  1. the Company has deposited or caused to be deposited with the Trustee irrevocably as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Series A Notes, (a) money or (b) U.S. Government Obligations or (c) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the entire indebtedness on all the Series A Notes for principal and interest to the maturity date of the Series A Notes as such principal or interest becomes due and payable in accordance with the terms of the New Indenture and the Series A Notes;

                  2. the Company has paid or caused to be paid all other sums payable hereunder by the Company in connection with all of the Series A Notes, including all fees and expenses of the Trustee; and

                  3. the Company has delivered to the Trustee an opinion of counsel and an officers' certificate, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the entire indebtedness on the Series A Notes and the discharge of the New Indenture and the termination of the Company's obligations under the New Indenture have been complied with.

      Additionally, the Company may terminate all of its obligations under the New Indenture when:

                  1. all of the Series A Notes theretofore authenticated and delivered (other than (a) Series A Notes that have been destroyed, lost or stolen and that have been replaced or paid and (b) Series A Notes for whose payment money has theretofore been deposited with the Trustee or the Paying Agent in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; and

                  2. the Company has paid or caused to be paid all other sums payable hereunder by the Company in connection with the outstanding Series A Notes, including all fees and expenses of the Trustee.

            (e) Evidence of Compliance with Conditions and Covenants (Section
3.5)

      For so long as the Series A Notes are outstanding, the Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company (which as of the date hereof is December 31), a written statement, which complies with Section 314(a)(4) of the Trust Indenture Act, signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, stating, as to each signer thereof:

            1. that a review of the activities of the Company during such year and of performance under the New Indenture has been made under his or her supervision; and

            2. that to the best of his or her knowledge, based on such review, the Company has kept, observed, performed and fulfilled in all material respects each and every condition and covenant contained in this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof.

      The Company will give the Trustee written notice of a change in the fiscal year of the Company, within a reasonable time after such change is effected.

ITEM 9. OTHER OBLIGORS.

            There is no other obligor on the Series A Notes other than the Company.

CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for Qualification comprises:

(a)   Pages numbered 1 to 11, consecutively (including an attached Exhibit
      Index).

(b) The statement of eligibility and qualification of U.S. Bank National Association, as trustee, on Form T-1 under the New Indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:


      Exhibit T3A           Charter of Company (incorporated by reference from
                            the Company's Registration Statement on Form S-1
                            (Registration No. 333-23197)).

                            Articles of Amendment to the Charter of Company
                            (incorporated by reference from the Company's Form
                            10-K for the year ended December 31, 1998).

                            Articles of Amendment to the Charter of Company
                            (incorporated by reference from the Company's Form
                            10-K for the year ended December 31, 1999).

      Exhibit T3B           Bylaws of Company, as amended (incorporated by
                            reference from the Company's Form 10-K for the year
                            ended December 31, 1998).

      Exhibit T3C           Form of Indenture between Company and the Trustee
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3D           Not Applicable.

      Exhibit T3E-1         Offering Memorandum, dated as of August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-2         Letter of Transmittal, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-3         Letter to Clients, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-4         Notice of Guaranteed Delivery, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-5         Letter to Registered Holders, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3F           Cross reference sheet showing the location in the
                            Indenture of the provisions inserted therein
                            pursuant to Sections 310 through 318(a), inclusive,
                            of the Trust Indenture Act of 1939 (included as part
                            of Exhibit T3C).

                                    SIGNATURE

            Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, American Retirement Corporation, a Tennessee corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Brentwood, in the State of Tennessee, on the 14th day of August, 2002.

                                    AMERICAN RETIREMENT CORPORATION

                                    BY:  /s/ GEORGE T. HICKS


                                    --------------------------------------------
                                    Name:  George T. Hicks
                                    Title: Executive Vice President - Finance,
                                           Chief Financial Officer and Treasurer


Attest: /s/ H. TODD KAESTNER
------------------------------------
Name:  H. Todd Kaestner
Title: Executive Vice President -
       Corporate Development

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM T-1

                         STATEMENT OF ELIGIBILITY UNDER
                      THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
               Check if an Application to Determine Eligibility of
                a Trustee Pursuant to Section 305(b)(2) _______

                                 ---------------

                         U.S. BANK NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)

                                   31-0841368
                       I.R.S. Employer Identification No.


          180 East Fifth Street
           St. Paul, Minnesota                          55101
------------------------------------------  ------------------------------------
 (Address of principal executive offices)             (Zip Code)


                                 Teresa L. Davis
                         U.S. Bank National Association
                              150 4th Avenue North
                           Nashville, Tennessee 37219
                                 (615) 880-4009
            (Name, address and telephone number of agent for service)

                         AMERICAN RETIREMENT CORPORATION

                     (Issuer with respect to the Securities)


                Tennessee                                62-1674303
------------------------------------------  ------------------------------------
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
      incorporation or organization)


            111 Westwood Place
                 Suite 200
           Brentwood, Tennessee                           37027
------------------------------------------  ------------------------------------
 (Address of Principal Executive Offices)               (Zip Code)


                5 3/4% SERIES A SENIOR SUBORDINATED NOTES DUE 2002
                       (TITLE OF THE INDENTURE SECURITIES)

================================================================================

                                    FORM T-1

ITEM 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

         a) Name and address of each examining or supervising authority to which it is subject.

                           Comptroller of the Currency
                           Washington, D.C.

         b)       Whether it is authorized to exercise corporate trust powers.

                           Yes

ITEM 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

                           None

ITEMS 3-15 Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

ITEM 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

         1.       A copy of the Articles of Association of the Trustee.*

         2. A copy of the certificate of authority of the Trustee to commence business.*

         3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

         4.       A copy of the existing bylaws of the Trustee.*

         5. A copy of each Indenture referred to in Item 4. Not applicable.

         6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

         7. Latest Report of Condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

         *        Incorporated by reference to Registration Number 333-67188.

                                      NOTE

         The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.



                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Nashville, State of Tennessee on the 13th day of August, 2002.


                                            U.S. BANK NATIONAL ASSOCIATION



                                            By: /s/ Teresa L. Davis
                                                ---------------------------
                                                  Teresa L. Davis
                                                  Vice President



By: /s/ Timothy Hammond
    -------------------------
      Timothy Hammond
      Vice President

                                    EXHIBIT 6

                                     CONSENT


         In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated:  August  13, 2002


                                            U.S. BANK NATIONAL ASSOCIATION



                                            By: /s/ Teresa L. Davis
                                                ----------------------------
                                                  Teresa L. Davis
                                                  Vice President



By: /s/ Timothy Hammond
    -------------------------
      Timothy Hammond
      Vice President

                                    EXHIBIT 7

                         U.S. BANK NATIONAL ASSOCIATION
                        STATEMENT OF FINANCIAL CONDITION
                                 AS OF 3/31/2002

                                    ($000'S)

                                                                3/31/2002
                                                               ------------
ASSETS
     Cash and Due From Depository Institutions                 $  6,610,097
     Federal Reserve Stock                                                0
     Securities                                                  24,432,814
     Federal Funds                                                1,509,430
     Loans & Lease Financing Receivables                        112,081,360
     Fixed Assets                                                 1,414,464
     Intangible Assets                                            8,269,267
     Other Assets                                                 6,637,699
                                                               ------------
         TOTAL ASSETS                                          $160,955,131

LIABILITIES
     Deposits                                                  $107,406,480
     Fed Funds                                                    6,981,749
     Treasury Demand Notes                                                0
     Trading Liabilities                                            120,375
     Other Borrowed Money                                        18,019,329
     Acceptances                                                    185,399
     Subordinated Notes and Debentures                            5,104,491
     Other Liabilities                                            3,878,626
                                                               ------------
     TOTAL LIABILITIES                                         $141,696,449

EQUITY
     Minority Interest in Subsidiaries                         $    985,901
     Common and Preferred Stock                                      18,200
     Surplus                                                     11,278,504
     Undivided Profits                                            6,976,077
                                                               ------------
         TOTAL EQUITY CAPITAL                                  $ 19,258,682

TOTAL LIABILITIES AND EQUITY CAPITAL                           $160,955,131

----------
To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.



U.S. BANK NATIONAL ASSOCIATION



By:  /s/ Teresa L. Davis
     ---------------------------
         Teresa L. Davis
          Vice President

Date:  August 13, 2002